FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                 Chief Financial Officer
                 Teva Pharmaceutical Industries Ltd.
                 (011) 972-2-589-2840
                 George Barrett
                 President and CEO
                 Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                 Dorit Meltzer
                 Director, Investor Relations
                 Teva Pharmaceutical Industries Ltd.
                 (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF GRANISETRON HYDROCHLORIDE INJECTION

Jerusalem, Israel, August 17, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDAs for Granisetron HCl Injection, 1 mg/mL single dose vials and Granisetron HCl Injection, 4 mg/4mL in multi-dose vials. Final approval of these products is anticipated subsequent to the expiry of patent protection in December 2007.

Teva's Granisetron HCl Injection products are the generic equivalents of Hoffman-La Roche's antinauseant and antiemetic agent Kytril® Injection.

Total annual U.S. sales of the brand product, in both configurations, are approximately $140 million for all indications.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
       Name: Dan Suesskind
       Title: Chief Financial Officer

Date: August 17, 2005